SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2007

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated May 2, 2007, announcing that Karen R. Osar has joined the Sappi Limited Board with effect from May 1, 2007, as a non-executive director, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Stock Exchange Announcement

02 May 2007

Karen R Osar joins Sappi Limited Board

Sappi Limited, the global pulp and paper group, today announced that Ms Karen R Osar will join the Sappi Limited Board with effect from 01 May 2007 as a non-executive director.

Ms Osar (57), executive vice president and chief financial officer (CFO) of speciality chemicals company Chemtura Corporation until her retirement at the end of March 2007, has held various senior management and board positions in her career. She was vice president and treasurer for Tenneco Inc and has also served as CFO of Westvaco Corporation and as senior vice president and CFO of the merged MeadWestvaco Corporation. Prior to these appointments she spent 19 years at JP Morgan and Company becoming a managing director of the Investment Banking Group. She currently serves on the boards of Webster Financial Corporation and the Bank of New York Hamilton Mutual Funds and has chaired numerous board audit committees. She holds an MBA, Finance, from Columbia University in New York.

END

NOTE TO EDITORS:

Additional information on Ms Karen R Osar:

She holds a BA, Latin American Studies from Smith College, Northampton, MA as well as an MBA, Finance from Columbia University, New York, NY

1975-1994	JP Morgan and Company: latterly as managing director, Investment Banking Group
1994-1999	Tenneco, Inc: vice president and treasurer
1999-2003	MeadWestvaco Corporation and Westvaco Corporation: senior vice president and chief financial officer
2004-2007	Chemtura Corporation: executive vice president and chief financial officer

1998-present	Director of Bank of New York Hamilton Mutual Funds; Chair of audit committee 1999-2006
1998-2005	Director of Allergan, Inc; Chair of audit and finance committee 1999-2005
2003-2006	Director of Encore Medical Corporation; Chair of audit committee 2003-2006
2006-present	Director of Webster Financial Corporation

For further information:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel	+27 (0)11 407 8044
Fax	+27 (0)11 403 8236
Mobile	+27 (0)83 235 2973
andre.oberholzer@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2007

SAPPI LIMITED,

by	/s/ D.J. O’Connor
	Name:	D.J. O’Connor
	Title:	Group Secretary